Auto Tool Technologies Inc.
101 ½ Mary Street West
Whitby, ON, Canada, L1N 2R4

August 3, 2012

VIA EDGAR

Securities and Exchange Commission 100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Jay Ingram
Legal Branch Chief

Dear Sirs:
	Re:	Auto Tool Technologies Inc. ("the Company")
Registration Statement on Form S-1
Filed May 9, 2012
File No. 333-181259

We are the solicitors for the Company. We refer to your letter to the Company dated June 4, 2012 regarding the Company's Registration Statement on Form S-1. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have added the following disclosure to the prospectus coverage page and the summary sections:

Prospectus Cover Page: We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act.

Summary Section:

Emerging Growth Company

We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act.

We shall continue to be deemed an emerging growth company until the earliest of:

     (A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

     (B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

     (C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

     (D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b -2 of title 17, Code of Federal Regulations, or any successor thereto.

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

We have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

2.	Please note the updating requirements of Rule 8-08 of Regulation S-X.

Response: We have updated our financial statements in compliance with Rule 8-08 of Regulation S-X in the amended S-1 filed concurrently with this response.

Cover Page of the Registration Statement

3.	It appears that you intend to conduct the offering pursuant to Securities Act Rule 415. Please check the applicable box on the cover page of the registration statement.

Response: We have checked the box on the cover page of the amended S-1 filed concurrently with this response.

Outside Front Cover Page of the Prospectus

4.

We note your statement that you are offering shares of your common stock on a "best-efforts" basis. "Best efforts" is a term of art that implies the engagement of a third party and the third party's contracted level of performance on your behalf. As you are not engaging a third party financial intermediary to sell your securities, it appears that you should characterize your offering as a "direct primary" offering rather than as a "best efforts" offering. Please revise your disclosure throughout the prospectus to better characterize your offering as a "direct primary" offering.

Response: We have revised the prospectus to remove reference to a best efforts offering and we have specified that this is a ‘direct primary’ offering on the outside front cover page of the prospectus. This was the only place in the prospectus where the offering was explicitly referred to as ‘best efforts’.

5.

We note the cross reference to the "Risk Factors" section, which you state begins on page 4. Please include page numbers throughout the prospectus, including in the Table of Contents. Refer to Item 502(a) of Regulation S-K.

Response: We have updated the filing with page numbers throughout the prospectus as well as the table of contents.

Risk Factors

6.	Please include a risk factor addressing the risks investors face as a result of the majority of your common stock being held by your significant shareholders.

Response: We have added the following risk factor:

Rossland Asset Management Ltd., owns approximately 86% of the shares of common stock prior to any shares being issued under this prospectus. Its interest could conflict with the investors which could cause investors to lose all or part of their investment.

Rossland Asset Management Ltd., owns, or has control over, approximately 86% of our issued and outstanding common stock, before any shares are issued under this Prospectus. Even if we sell all of the shares under this prospectus, Rossland Asset Management Ltd., will still own approximately 60% of our issued and outstanding shares. As such, Rossland Asset Management Ltd., is able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control, which may be to the benefit of our management but not in the interest of the shareholders. This beneficial ownership and potential effective control on all matters relating to our business and operations could eliminate the possibility of shareholders changing the management in the event that the shareholders did not agree with the conduct of the officers and directors. Additionally, shareholders would potentially not be able to obtain the necessary shareholder vote to affect any change in the course of our business. This lack of shareholder control could prevent the shareholders from removing from the Board of Directors any directors who are not managing the company with sufficient skill to make it profitable, which could prevent us from becoming profitable, and in turn cause investors to lose all or part of their investment.

Risks Relating to Our Business

We have incurred, and may incur in the future, significant indebtedness . . .

7.

We note your reference to restrictive covenants imposed upon you by the instruments and agreements governing certain of your current indebtedness. To the extent material, please include a discussion of these restrictive covenants on your ability to obtain future financing in the "Liquidity and Capital Resources" section of the prospectus.

Response: We have reviewed our debt arrangements and have decided that our arrangements do not actually have any restrictive covenants. Our only material debt obligation is that of our revolving line of credit with our bank. Under the terms of this credit facility, we are required to provide our financial statements to the bank within 120 days of our fiscal year-end. Our line of credit is a revolving demand facility and is secured by the assets of our company. The bank may at it sole discretion, cancel or restrict availability of any unutilized portion of our line of credit at any time. Consequently, we have revised the risk factor to mention only the potential for default on this line of credit and any other debt instruments we may take on in the future.

Changes in customer preferences, the inability to maintain mutually beneficial relationships . . .

8.

You state that you have one significant customer. However, your disclosure in Note 9 to the financial statements indicates that you have three significant customers, each accounting for ten percent or more of your sales. Please revise your disclosure accordingly.

Response: We have revised this risk factor to include all 3 significant customers. We initially drafted the risk factor with only the 20% purchaser in mind. The risk factor now reads as follows:

Changes in customer preferences, the inability to maintain mutually beneficial relationships with large customers, inventory reductions by customers, and the inability to penetrate new channels of distribution could adversely affect our business.

We have three significant customers who together comprise a total of 42% of our net sales. The loss or material reduction of business, the lack of success of sales initiatives, or changes in customer preferences or loyalties, for our products related to any such significant customer could have a material adverse impact on our results of operations and cash flows. In addition, our major customers are volume purchasers which are much larger than us and have strong bargaining power with suppliers. This limits the ability to recover cost increases through higher selling prices. Furthermore, unanticipated inventory adjustments by these customers can have a negative impact on sales.

During 2010 we experienced significant distributor inventory corrections reflecting de-stocking of the supply chain associated with difficult credit markets. Such distributor de-stocking exacerbated sales volume declines pertaining to weak end user demand and the broader economic recession. Our results may be adversely impacted in future periods by such customer inventory adjustments. Further, the inability to continue to penetrate new channels of distribution may have a negative impact on our future results.

Risks Relating to Our Common Stock

If we do not file a Registration Statement on Form 8-A . . ..

9.

Please clarify the references to December 31, 2010 and December 31, 2011 in this risk factor as these dates, in the context provided, do not appear applicable to the company or the registration statement. Please revise your disclosure accordingly. Additionally, please update the shareholder threshold you reference to reflect the changes made to the threshold by the Jumpstart Our Business Startups Act.

Response: We have updated all references to December 31, 2012. The revised risk factor now reads:

If we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934, we will continue as a reporting company and will not be subject to the proxy statement requirements, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.

As a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through December 31, 2012, including a Form 10-K for the year ended December 31, 2012, assuming this registration statement is declared effective before that date. At or prior to December 31, 2012, we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 2,000 shareholders (of which 500 may be unaccredited) and total assets of more than $10 million on December 31, 2012. If we do not file a registration statement on Form 8-A at or prior to December 31, 2012, we will continue as a reporting company and will not be subject to the proxy statement requirements of the 1934 Act, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.

Use of Proceeds

10.

Please revise this section to disclose how you plan to use the remaining $42,000 in net proceeds upon the sale of 75% of the shares offered pursuant to the prospectus and the remaining $117,000 in net proceeds upon the sale of 100% of the shares offered pursuant to the prospectus. Refer to Item 504 of Regulation S-K.

Response: We have revised the use of proceeds table in the amended S-1/A filed concurrently with this response.

Description of Our Business

Overview

11.

We note your disclosure that you are engaged in the distribution of hand tools throughout Canada and that you have one subsidiary, DSL Products Limited, which you acquired in a share exchange. Please clarify the extent to which your operations are conducted through the subsidiary. Additionally, please clarify that the share exchange was part of a reverse acquisition and that DSL Products Limited is considered the acquirer for accounting and financial reporting purposes. Finally, please disclose the nature of your business prior to the share exchange as well as any changes in management made in connection with the share exchange. Refer to Item 101(h)(3) of Regulation S-K.

Response: DSL is currently the only operating company we own. All operations are conducted through DSL. The share exchange was part of a reverse acquisition and DSL Products, Ltd. is considered the acquirer for accounting and financial reporting purposes. Prior to the share exchange our business was focused on reviewing potential acquisition strategies to support our plans for the launch of a Business- to- Consumer web portal targeted at DIY tool enthusiasts and we have added this disclosure to the amended S-1.

Products

12.

We note your statement that you "contract the services of a national manufacturer's agency who call on current and prospective customers." Please disclose the material terms of this arrangement, and tell us what consideration you gave to filing the agreement with the national manufacturer's agency as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The manufacturer’s agency agrees to have its employees call on current and potential customers and use their best efforts to solicit orders for DSL’s products. The agency earns a commission based on net sales receipts for shipments to DSL’s customers. The contract is open for either party to terminate on 30 day notice. This is an industry standard contract and companies frequently change manufacturer’s agencies. We have terminated two of these contracts previously with 30 days notice. We do not consider these contracts to be material as they are in the normal course of business.

13.

We note your disclosure that you sell products via your website at www.distributionsolutionsltd.com. Please disclose the nature of your relationship with Distribution Solutions Ltd., Tool Cache Canada, and Ian Grant, who is identified as the President of Distribution Solutions Ltd. on the Tool Cache Canada webpage, linked from the website you identify in the prospectus. Additionally, we note the Tool Cache Canada webpage identifies Cindy Kelly as the Vice President of Distribution Solutions Ltd. In Cindy Lee Kelly's management biography, please disclose her position as the Vice President of Distribution Solutions Ltd. and update the "Conflicts of Interest" section as applicable.

Response: We have updated our disclosure to change the website address to www.toolcachecanada.com. We had historically been using the address of www.distributionsolutionsltd.com and had not had a chance to revise the URL. We used this address due to a historical connection with Distribution Solutions Ltd.

Ms. Kelly and Mr. Grant are business associates and operated a business under the name of Distribution Solutions Ltd., from 2000 to 2011. As the business grew, the company was engaged in two separate businesses. One was the distribution of auto and household tools to retailers, and the other was a logistics business for distributors. In 2011, Distribution Solutions Ltd., was divided into two separate businesses. The first business is DSL Products Ltd., our operating subsidiary, operated by Ms. Kelly, which is engaged in the sale of auto and household tools. The second business is a new corporation with the name of Distribution Solutions Ltd., operated by Mr. Grant, which is in the logistics business.

Given the amicable nature of the two operations, we overlooked the fact that our web based operations were still being housed under the older URL. All revisions have been made on the respective website addresses to clarify the names of the companies which operate them.

Similarly, Ms. Kelley is not a VP of Distribution Solutions Ltd., at the present time. She was until 2011, but resigned as the company divided into the tool sales and logistics divisions.

Competition

14.

We note your statement that you compete, in part, on your well-known brands. Please clarify whether these are third-party brands that you carry or whether these are brands specific to and owned by the company. To the extent material, please identify the "well-known brands" you reference.

Response: Our hand tools are primarily “Tool Cache” and “Titan” branded products. Both “Tool Cache” and “Titan” are third-party brands which we distribute. The brands we compete against are, for example: Stanley or Black & Decker, brands which are household names in the tool industry and would likely not add to the disclosure if they were listed in the prospectus. Please advise if the commission believes otherwise.

Customers

15.	Please disclose here your dependence on the three customers identified in Note 9 to the financial statements. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Response: We have added the following disclosure to this section:

During the year ended December 31, 2011 we relied on 3 customers for an aggregate of 42% of our revenues.

Employees

16.	We note your reference to a management consulting agreement with Cindy Kelly & Associates. In an appropriate section of the prospectus, please disclose the material terms of the agreement.

Response: We have added the material terms of the agreement with Cindy Kelly & Associates to this section.

Management

Directors and Officers

17.	Please disclose how much time Cindy Lee Kelly will devote to the company.

Response: We have added disclosure to the effect that Ms. Kelly will spend approximately 80% of her working time on our affairs.

Certain Relationships and Related Transactions

18.

In this section, please provide the information required by Item 404 of Regulation S-K for the management consulting agreement with Cindy Kelly & Associates, the office charges paid to Cindy Kelly for the use of office space, and the transactions discussed in Note 6 to the financial statements.

Response: We have included disclosure on the management agreements as well as the latest related party transactions as of March 31, 2012.

19.	We note your statement that you owed $16,000 to the President of the company as of December 31, 2011 for expenses paid on your behalf. Please disclose the nature of these expenses.

Response: We have provided disclosure as to the nature of the expenses paid on our behalf by Ms. Kelly in this section.

Legal Representation

20.	Please include the address of counsel in this section. Refer to paragraph 23 of Schedule A to the Securities Act of 1933, as amended.

Response: We have added Mr. Brovarone’s address to this disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations – Years Ended December 31, 2011 and December 31, 2010

21.

Your current MD&A tends to quantify fluctuations in various lines items, such as operating expenses, without providing any substantive explanation as to the business reasons for the changes. For example, you indicate that both revenue and cost of sales decreased during 2011 while gross profit marginally increased, but you do not explain why these changes occurred. Please revise your MD&A to provide a more comprehensive explanation of the specific business reasons for fluctuations in your operating results, financial condition, and liquidity during the periods presented. To the extent that there are multiple business reasons for a fluctuation, please separately describe and quantify each factor.

Response: We have updated the December 31 and March 31 MD&A in the amended S-1 in order to comply with this comment

Liquidity and Capital Resources

22.

You indicate that if you are not able to raise any funds in this offering, you will not have sufficient capital to carry out your business plan and will likely lack the funds to operate your business at all. Furthermore, we note that you had negative working capital, negative operating cash flows, and minimal cash on hand as of and for the year ended December 31, 2011. Please tell us how you determined it was not necessary to include disclosures in your financial statements describing the uncertainty surrounding the company's ability to continue as a going concern.

Response: We have amended the disclosure here to specify that this relates only to the online e-commerce model we are attempting to launch from the proceeds of this offering. We have sufficient revenues and earnings to sustain and grow our core business which is the sale of automotive and household tools to retailers. Our company has sufficient cash resources to sustain operations including unused capacity on our line of credit. As of the date of this filing our unused capacity on our line of credit is $160,544. We are receiving scheduled cash repayments for monies owed from related parties. We will receive $45,000 for the balance of 2012. For the foregoing reasons our management and our auditors are confident in our ability to remain a going concern.

23.	In this section, please disclose the material terms of your line of credit, which is referenced in Note 5 to the financial statements.

Response: We have added disclosure on our line of credit in this section.

24.

We note your disclosure that you require additional funding to meet your development goals for the next 12 months. We further note your statement that you require between $400,000 and $450,000 to meet your development goals and that this is the amount you expect to raise in this offering. To the extent you will require additional financing beyond that anticipated in this offering, please include a risk factor discussing such need and your ability to obtain additional financing. Additionally, the maximum gross proceeds available in this offering are $300,000. Please revise your statement regarding the amount you expect to raise in this offering accordingly.

Response: We have added the following risk factor, and similar disclosure to the Liquidity and Capital Resources section of the S-1/A.

We require between $400,000 and $450,000 in funding to implement our e-commerce sales portal over the next 12 months. If we do not secure additional funding, we may not be able to distribute sell our products, which will affect our ability to generate revenues and achieve profitability.

We are registering $300,000 worth of our securities through this Prospectus. Even if we are able to sell of the offered securities, we will require an additional $100,000 to $150,000 in financing from other sources and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we are not able to raise an additional $400,000 to $450,000 in new capital, we may not be able to implement the corporate developments which we believe will increase our company’s profitability and client base. If we are able to raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, host our business to consumer tools sales website, which would negatively impact our business and our ability to increase revenues and achieve profitability.

25.

In the first sentence of the fourth paragraph, you state that you "have not yet generated any revenue from [y]our online operations." This statement appears to be inconsistent with statements in the "Products" subsection of the business section and in the "Overview" subsection of "Management's Discussion and Analysis" in which you indicate that you sell or that you have sold products through your website. Please revise your disclosure as appropriate.

Response: Our statements refer to the fact that we not earned revenue from sales to consumers. Our products are sold on-line to our commercial customers, primarily owners and operators of automotive parts stores. We have amended this discussion to clarify.

Plan of Operations

26.

In this section, you state that you expect to be able to increase revenue immediately following the public launch of your website. However, in the "Liquidity and Capital Resources" and "Milestones" sections, you state that you expect to generate revenue from your website within four to six months following its launch. Please revise your disclosure to be accurate and consistent throughout the prospectus.

Response: We have revised this disclosure to be consistent with disclosure throughout this prospectus.

Market Research

27.

We note your reference to "publications available on www.mycustomer.com." Please provide us with copies of these publications and the research you cite in this section, clearly marked to highlight the portion or section that contains the information you reference. Additionally, please disclose in your filing the date of these publications and whether the information represents the most recently available data and, therefore, remains reliable. Finally, please disclose whether the "document research" you reference is publicly available. If the "document research" is not publicly available, please tell us what consideration you gave to naming the sources and filing a consent pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act.

Response: The reference material was obtained from various internet accessible sources which we subscribe to and pay a fee for. We have redacted the prospectus to eliminate this information as it is not publicly available.

Milestones

28.

Please disclose your plan of operation in the event you obtain less than the maximum offering proceeds. For example, please disclose your plan of operation assuming you raise 75%, 50%, 25%, and 10% of the maximum offering proceeds.

Response: We have added the following disclosure to this section

“We have structured our planned activities and expenditures to be scalable with respect to the amount of proceeds we are able to raise from our offering. If we are successful in raising 25% of our offer, we will have $25,000 of net proceeds. These proceeds will be used to complete our Month 1-6 Milestones. Specifically, we will hire the software developer and freelance graphic designer who will develop and integrate the B2C on-line tool catalogue with our website. At this point we will have to utilize our current B2B catalogue for product content and we will limit our corporate identity package to the completion of the “Tool Valley” logo and business cards. If we are successful in raising 50% of our offering, we will expand our launch program to include integration with social media providers including Facebook and Twitter. These activities would include a 90 day software development program and updating of our on-line catalogue. We will complete our corporate identity package and set up a Google Adwords account and campaign. If we are successful in raising 75% of our offering, we will include further software development to provide on-line chat, video downloads and translation. We will expand our marketing activities to reach more of our target audience and promote our B2C portal. If we raise 10% of offering we will not have any proceeds available for our planned business activities as they relate to our consumer sales portal.”

Consolidated Statements of Operations

29.

It appears that cost of sales does not include an allocation of depreciation expense. If true, please revise your filing throughout to remove any references to gross profit or gross profit margin. Please also ensure that your references to cost of sales in MD&A and elsewhere throughout the filing clearly indicate that this line item excludes depreciation. See SAB Topic 11:B.

Response: The Company has revised its disclosure to include depreciation expense in cost of sales.

Note 2. Summary of Significant Accounting Policies

l) Basic and Diluted Net Loss Per Share

30.

Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See ASC 260-10- 50-1c.

Response: As at December 31, 2011, the Company did not have any potentially dilutive shares outstanding. The disclosure in Note 2 has been revised to state that fact.

Note 5. Line of Credit

31.

Please revise to clarify if your line of credit contains any financial covenants that you are required to maintain compliance with on a quarterly, annual or similar basis. If your line of credit does include financial covenants, please revise to disclose the specific covenants you are required to comply with as well as your compliance status as of the most recent annual and interim periods presented. Please similarly revise your MD&A as well.

Response: We have added the following disclosure to Note 5:

Under the terms of this credit facility, the Company is required to provide financial statements to the bank within 120 days of its fiscal year-end. The Company’s line of credit is a revolving demand facility and is secured by the assets of the Company. The bank may at it sole discretion, cancel or restrict availability of any unutilized portion of the line of credit at any time.

Note 8. Income Taxes

32.	Please revise to provide all of the applicable disclosures required by ASC 740-10-50.

Response: The Company has revised the financial statements to include all material disclosures required by ASC 740-10-50.

Note 9. Major Customers

33.	Please revise to clarify what is intended by your disclosure of Customer A representing negative 19% of sales in 2010.

Response: The financial statements have been revised to properly reflect Customer A as representing 19% of sales rather than negative 19% of sales.

Note 10. Subsequent Events

34.

Please revise to disclose the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or the date they were available to be issued. Please refer to ASC 855-10-50-1.

Response: In accordance with ASC 855-10-50-1, the Company has revised Note 10 to disclose the date through which subsequent events have been evaluated and that the date represents the date the financial statements were issued.

Recent Sales of Unregistered Securities

35.	Please disclose that the 30,000,000 shares of common stock issued on December 31, 2011 were issued to Rossland Asset Management Ltd. Refer to Item 701(b) of Regulation S-K.

Response: We have revised this section to provide the requested disclosure.

Undertakings

36.	Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Response: We have revised this section to provide the requested undertaking.

Signatures

37.	Please have Cindy Lee Kelly also identify herself as the Principal Financial Officer when she signs the registration statement.

Response: We have revised the reference of Principal Accounting Officer to Principal Financial Officer, as requested.

Exhibit 5.1

38.	We note the legal opinion addresses a "Director Briscoe." Please advise, or have counsel file a revised legal opinion as appropriate.

Response: We have filed an amended opinion from Mr. Brovarone as an exhibit to our S- 1/A.

Yours truly,

AUTO TOOL TECHNOLOGIES INC.

Per: /s/ Cindy Lee Kelly

Cindy Lee Kelly